                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                                  New York, New York 10281

February 6, 2008

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re: Post-Effective  Amendment #2 to Registration Statement on Form N-14 for
    OFI Tremont Core Strategies  Hedge Fund;  Proxy Materials for OFI Tremont
    Market Neutral Hedge Fund; File No. 333-148467

To the Securities and Exchange Commission:

     Enclosed for filing with the Securities and Exchange  Commission  under the
Securities Act of 1933, as amended (the "1933 Act"), is Pre-Effective  Amendment
No. 2 to the Registration Statement on Form N-14 (the "Registration  Statement")
of OFI Tremont  Core  Strategies  Hedge Fund (the  "Registrant"),  a  closed-end investment  company  that was filed on January 4, 2008 and issued the  accession number  0000728889-08-000021.  On February 4, 2008,  responses were filed to the staff's comments on the initial filing. The Registration Statement will register shares of the  Registrant to be issued in the  reorganization  ("merger") of OFI
Tremont  Market  Neutral  Hedge  Fund  ("Market  Neutral  Hedge  Fund"),  also a closed-end investment company, with and into the Registrant.  The Registrant and
Market Neutral Hedge Fund have the same  investment  adviser  (OppenheimerFunds,
Inc.) and sub-adviser (Tremont Partners, Inc.).

     It is requested that the  Registration  Statement will become  effective on
February 8, 2008, and we are filing a Request for Acceleration with this filing.
The  solicitation  of Market  Neutral  Hedge Fund  shareholders  is  expected to commence shortly thereafter.

     In accordance  with the general  instructions to Form N-14, the preliminary proxy material which forms a part of the Registration  Statement is deemed to be filed pursuant to the Securities Exchange Act of 1934, as amended.

     The  Securities and Exchange  Commission  Staff is requested to address any comments or questions you may have on this filing to:

                  Taylor V. Edwards, Esq.
                  Vice President and Assistant Counsel
                  OppenheimerFunds, Inc.
                  2 World Financial Center
                  225 Liberty Street, 16th Floor
                  New York, NY 10281-1008
                  212-323-0310
                  tedwards@oppenheimerfunds.com

      Thank you for your assistance.

Sincerely,

/s/ Mitchell J. Lindauer
--------------------------------------
Mitchell J. Lindauer
Vice President and Assistant General Counsel
Tel.: 212.323.0254
Fax: 212.323.4070
mlindauer@oppenheimerfunds.com

cc:   Mr. Larry Greene, Securities and Exchange Commission
      Mr. Kevin C. Rupert, Securities and Exchange Commission
      Mr. Taylor Edwards
      Mayer Brown LLP
      KPMG LLP
      Ms. Gloria LaFond